AF Acquisition Corp.

139 North Country Road

Floor 2, Suite 35

Palm Beach, Florida 33480

March 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Anuja A.Majmudar

Re:	AF Acquisition Corp.
Registration Statement on Form S-1
Filed February 25, 2021, as amended
File No. 333-253544

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AF Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on March 18, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Andrew Scharf
Andrew Scharf
President

cc:	Ellenoff Grossman & Schole LLP
Vinson & Elkins LLP